The information in this pricing supplement is not complete and may be changed.

Filed Pursuant to rule 424(b)(2)
Registration No. 333-85646

Subject to completion
Preliminary Pricing Supplement dated August 22, 2005

Pricing Supplement to the Prospectus dated July 1, 2002
and the Prospectus Supplement dated September 17, 2004

$
BARCLAYS BANK PLC
Medium-Term Notes, Series A, No. H-004
105% Principal Protected Notes due                     , 2010
Linked to the Performance of a Basket of Equity Indices and Commodities

Issuer:	Barclays Bank PLC
Issue Date:	, 2005
Maturity Date:	, 2010
Coupon:	We will not pay you interest during the term of the Notes.
Basket:	A basket consisting of weighted allocations of commodities and stock indices. The commodities (and their weight in the basket) are: copper (8.33%), nickel (8.33%), zinc (8.33%), aluminum (8.33%), Brent crude oil (8.33%) and natural gas (8.33%) (each, a “Basket Commodity”). The stock indices (and their weight in the basket) are: the S&P 500® Index (12.50%), the Dow Jones EUROSTOXX 50SM Index (12.50%), the FTSETM 100 Index (12.50%) and the Nikkei 225TM (12.50%) (each, a “Basket Index”). The Basket Commodities and the Basket Indices are referred to collectively as the “Basket Components”.
Participation Rate:	100%
Payment at Maturity:	At maturity, you will receive a cash payment per $1,000 principal amount of your Notes equal to $1,000 plus the basket return. You will receive at least $1,050 per $1,000 principal amount of your Notes if you hold them until maturity.
Basket Return:	If the basket performance is greater than 5%, the basket return per $1,000 principal amount of your Notes equals the basket performance times the participation rate times $1,000. However, if the basket performance is 5% or less, the basket return per $1,000 principal amount of your Notes will equal $50.
Basket Performance:	The basket performance equals the weighted average of the percentage change (which may be positive or negative) in the value of each of the Basket Components between , 2005 (the “initial valuation date”) and , 2010 (the “final valuation date”), inclusive. The basket performance will be calculated as follows:

C(i) Final = Reference Price of each Basket Component C(i) on the final valuation date
W(i) = Weighting of each Basket Component C(i)
Listing:	The Notes will be not listed on any U.S. securities exchange or quotation system.

See “Risk Factors” beginning on page PS-7 of this pricing supplement for risks related to an investment in the Notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

The Notes are not deposit liabilities of Barclays Bank PLC and are not insured by the United States Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Proceeds to
	Price to Public	Agent’s Commission	Barclays Bank PLC

Per Note	%	%	%
Total	$	$	$

Barclays Capital
Pricing Supplement dated                     , 2005

TABLE OF CONTENTS

PRICING SUPPLEMENT

PRICING SUPPLEMENT SUMMARY	PS-1
RISK FACTORS	PS-7
THE BASKET	PS-13
VALUATION OF THE NOTES	PS-25
SPECIFIC TERMS OF THE NOTES	PS-25
USE OF PROCEEDS AND HEDGING	PS-30
CAPITALIZATION OF BARCLAYS BANK PLC	PS-32
SUPPLEMENTAL TAX CONSIDERATIONS	PS-33
SUPPLEMENTAL PLAN OF DISTRIBUTION	PS-34

PROSPECTUS SUPPLEMENT

THE BARCLAYS BANK GROUP	S-1
USE OF PROCEEDS	S-1
DESCRIPTION OF MEDIUM-TERM NOTES	S-1
FORM, DENOMINATION AND LEGAL OWNERSHIP OF NOTES	S-5
PAYMENT AND PAYING AGENTS	S-5
CONSIDERATIONS RELATING TO INDEXED NOTES	S-8
CONSIDERATIONS RELATING TO NOTES DENOMINATED OR PAYABLE IN OR LINKED
TO A NON-U.S. DOLLAR CURRENCY	S-10
TAX CONSIDERATIONS	S-12
EMPLOYEE RETIREMENT INCOME SECURITY ACT	S-23
PLAN OF DISTRIBUTION	S-24
VALIDITY OF SECURITIES	S-25

PROSPECTUS

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	3
PRESENTATION OF FINANCIAL INFORMATION	3
THE BARCLAYS BANK GROUP	3
USE OF PROCEEDS	3
RATIOS OF EARNING TO FIXED CHARGES AND PREFERENCE SHARE DIVIDENDS AND OTHER APPROPRIATIONS	3
CAPITALIZATION AND INDEBTEDNESS	5
DESCRIPTION OF DEBT SECURITIES	6
DESCRIPTION OF PREFERENCE SHARES	26
DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS	31
DESCRIPTION OF SHARE CAPITAL	36
TAX CONSIDERATIONS	38
PLAN OF DISTRIBUTION	51
SERVICE OF PROCESS AND ENFORCEMENT OF LIABILITIES	53
WHERE YOU CAN FIND MORE INFORMATION	53
FURTHER INFORMATION	54
VALIDITY SECURITIES	54
EXPERTS	54
EXPENSES OF ISSUANCE AND DISTRIBUTION	54

PRICING SUPPLEMENT SUMMARY

The following is a summary of terms of the Notes, as well as a discussion of risks and other considerations you should take into account when deciding whether to invest in the Notes. The information in this section is qualified in its entirety by the more detailed explanations set forth elsewhere in this pricing supplement and in the accompanying prospectus and the accompanying prospectus supplement. References to the “prospectus” mean our accompanying prospectus, dated July 1, 2002, and references to the “prospectus supplement” mean our accompanying prospectus supplement, dated September 17, 2004, which supplements the prospectus.

This section summarizes the following aspects of the Notes:

•	What are the Notes and how do they work?
•	What are some of the risks of the Notes?
•	Is this the right investment for you?
•	What are the tax consequences?
•	How do the Notes perform at maturity?

What Are the Notes and How Do They Work?

The Notes are medium-term notes issued by Barclays Bank PLC offering full principal protection, a 5% minimum return and 100% participation in any appreciation of the value of a basket of copper, nickel, zinc, aluminum, Brent crude oil, natural gas, the S&P 500® Index, the Dow Jones EUROSTOXX 50SM Index, the FTSE™ 100 Index and the Nikkei 225™ Index between the initial valuation date and the final valuation date.

At maturity, the cash payment per $1,000 principal amount of the Notes will be equal to $1,000 plus the basket return, which will not be less than $50. The “basket return” per $1,000 principal amount of the Notes equals $1,000 times the participation rate times the basket performance. However, if the basket performance is 5% or less, the basket return per $1,000 principal amount of the Notes will equal $50. The basket performance equals the weighted average of the percentage change (which may be positive or negative) in the value of the Basket Components between the initial valuation date and the final valuation date, inclusive. The basket performance will be calculated as follows:

where,

C(i) Final = Reference Price of each Basket Component C(i) on the final valuation date

C(i) Initial = Reference Price of each Basket Component C(i) on the initial valuation date

W(i) = Weighting of each Basket Component C(i)

You will receive at least $1,050 per $1,000 principal amount of your Notes if you hold the Notes to maturity, regardless of the performance of the basket. There will be no principal protection and you will not be assured of the 5% minimum return if you do not hold the Notes to maturity.

We will not pay you interest during the term of the Notes.

For a further description of how your payment at maturity will be calculated, see “– How Do the Notes Perform at Maturity? – Examples” below and “Specific Terms of the Notes” in this pricing supplement.

Who Publishes the Basket Indices and What Do the Basket Indices Measure?

Standard & Poor’s publishes the S&P 500® Index. The S&P 500® Index is intended to provide an indication of the price movements of the stocks included in the S&P 500® Index. The calculation of the value of the S&P 500® Index, is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. The S&P 500® Index is currently available on the Bloomberg SPX page.

The Dow Jones EUROSTOXX 50SM Index is a capitalization-weighted index of 50 European blue-chip companies. The Dow Jones EUROSTOXX 50SM Index is published by STOXX Limited, a partnership of Deutsche Börse AG, Dow Jones & Company, Euronext Paris SA and SWX Swiss Exchange. The Dow Jones EUROSTOXX 50SM Index is currently available on the Bloomberg SX5E page.

The FTSE™ 100 Index is a capitalization weighted index of the 100 most highly capitalized companies traded on the London Stock Exchange. The FTSE™ 100 Index was developed with a base level of 1,000 as of January 3, 1984.

The Nikkei 225™ Index is a price-weighted Index of 225 top-rated Japanese companies listed in the First Section of the Tokyo Stock Exchange. Currently published by Nihon Keizai Shimbun, Inc., the Nikkei 225™ Index was first published on May 16, 1949, when the average price was ¥176.21 with a divisor of 225. Nikkei 225™ Index is currently available on the Bloomberg NKY Page.

Each of the Basket Indices is determined, calculated and maintained by its sponsor (each an “Index Sponsor”) without regard to the Notes.

You should be aware that an investment in the Notes does not entitle you to any ownership interest in the stocks of the companies included in the Basket Indices. For a detailed discussion of the Basket Indices, see “The Basket – The Basket Indices” in this pricing supplement.

What Are Some of the Risks of the Notes?

•	Market Risk – The extent to which the return on the Notes is positive is linked to the Basket performance of the basket, which will depend on the performance of the Basket Components. Commodity prices and the value of securities underlying the Basket Indices may change unpredictably, affecting the value of the Basket Components and, therefore, the value of your Notes in unforeseeable ways.
•	Limited Portfolio Diversification – The Basket Commodities (which comprise 50% of the basket) are concentrated in two sectors, base metals and energy. Your Notes may therefore carry risks similar to a concentrated securities investment in a limited number of industries or sectors.
•	Non-U.S. Securities– The stocks comprising the FTSETM 100 Index, the Dow Jones EUROSTOXX 50SM Index and the Nikkei 225TM Index are issued by companies publicly traded in countries other than the United States and are denominated in currencies other than U.S. dollars. Therefore, your Notes are subject to political, economic, financial and social factors that apply in foreign countries.
•	No Principal Protection or 5% Minimum Return Unless You Hold the Notes to Maturity – You will be entitled to receive a minimum payment of $1,050 per $1,000 principal amount of the Notes only if you hold your Notes to maturity. The market value of the Notes may fluctuate between the date you purchase them and the final valuation date. If you sell your Notes in the secondary market prior to maturity, you may have to sell them at a substantial loss. You should be willing to hold your Notes to maturity.
•	No Interest Payments – You will not receive any periodic interest payments on the Notes.
•	There May Be Little or No Secondary Market for the Notes – The Notes will not be listed on any U.S. securities exchange or quotation system. There can be no assurance that a secondary market for the Notes will develop. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to engage in limited purchase and resale transactions. If they do, however, they are not required to do so and may stop at any time. If you sell your Notes prior to maturity, you may have to sell them at a substantial loss. You should be willing to hold the Notes to maturity.

Is This the Right Investment for You?

The Notes may be a suitable investment for you if:

•	You are willing to hold the Notes to maturity.
•	You are willing to accept the risk of fluctuations in the value of the Basket Components.
•	You believe the basket performance will be positive during the term of the Notes.
•	You seek an investment that offers principal protection and a positive minimum return when held to maturity.
•	You do not seek current income from this investment.
•	You seek an investment with a return linked to the performance of the Basket Components.

The Notes may not be a suitable investment for you if:

•	You are unable or unwilling to hold the Notes to maturity.

•	You are not willing to be exposed to fluctuations in the value of the Basket Components.
•	You believe the basket performance will be negative during the term of the Notes.
•	You prefer the lower risk and therefore accept the potentially lower returns of fixed income investments with comparable maturities and credit ratings.
•	You prefer not to create an overconcentrated position in the commodities sector of your portfolio.
•	You seek current income from your investment.
•	You seek an investment for which there will be an active secondary market.

What Are the Tax Consequences?

Your Note will be treated as a debt instrument subject to special rules governing contingent payment obligations for U.S. federal income tax purposes. Some of the tax consequences are summarized below, but we urge you to read the more detailed discussion in “Supplemental Tax Considerations – Supplemental U.S. Tax Considerations” in this pricing supplement.

Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of an administrative or judicial ruling to the contrary, to characterize the Notes for tax purposes as a debt instrument subject to special rules governing contingent payment obligations. As a result, if you are a U.S. holder, even though we will only make interest payments on your Note at maturity, you will generally be required to take into income an amount of interest for each accrual period determined by constructing a projected payment schedule for your Note and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. These rules will generally have the effect of requiring you to include such amounts in income in respect of your Note prior to your receipt of cash attributable to such income.

How Do the Notes Perform at Maturity?

Set forth below is an explanation of the steps necessary to calculate the payment at maturity on the Notes.

Step 1: Calculate the basket performance.

The basket performance equals the weighted average of the percentage change (which may be positive or negative) in the value of the Basket Components between the initial valuation date and the final valuation date, inclusive. The basket performance will be calculated as follows:

where,

C(i) Final = Reference Price of each Basket Component C(i) on the final valuation date

C(i) Initial = Reference Price of each Basket Component C(i) on the initial valuation date

W(i) = Weighting of each Basket Component C(i)

Step 2: Calculate the basket return.

Basket Return = $1,000 x Participation Rate x Basket Performance

If the basket performance is less than 5%, however, the basket return per $1,000 principal amount of the Notes will be $50.

Step 3: Calculate the payment at maturity.

At maturity, you will receive a cash payment per $1,000 principal amount of your Notes equal to $1,000 plus the basket return.

You will not receive less than $1,050 per $1,000 principal amount of the Notes if you hold the Notes to maturity.

Hypothetical Examples

Assumptions:

Basket:	A basket consisting of weighted allocations of commodities and stock indices. The commodities (and their weights in the basket) are: copper (8.33%), nickel (8.33%), zinc (8.33%), aluminum (8.33%), Brent crude oil (8.33%) and natural gas (8.33%) (each, a “Basket Commodity”). The stock indices (and their weights in the basket) are: The S&P 500® Index (12.50%), the Dow Jones EUROSTOXX 50SM Index (12.50%), the FTSETM 100 Index (12.50%) and the Nikkei 225TM (12.50%) (each, a “Basket Index”). The Basket Commodities and the Basket Indices are referred to collectively as the “Basket Components”.

Initial Investment:	$1,000

Participation Rate:	100%

Payment at Maturity:	At maturity, you will receive a cash payment per $1,000 principal amount of your Notes equal to $1,000 plus the basket return.You will receive at least $1,050 per $1,000 principal amount of your Notes.

Example 1

Step 1: Calculate the basket performance.

			Commodity		Basket
Commodity	C(i)Initial	C(i)Final	Performance	Weight	Performance

Aluminum	$ 1,826.00	$ 2,410.32	32.00%	8.33%	2.67%
Copper	$ 3,698.00	$ 4,955.32	34.00%	8.33%	2.83%
Nickel	$14,530.00	$19,760.80	36.00%	8.33%	3.00%
Zinc	$ 1,234.50	$ 1,419.68	15.00%	8.33%	1.25%
Brent Crude	$ 61.98	$ 95.45	54.00%	8.33%	4.50%
Natural Gas	$ 8.65	$ 13.67	58.00%	8.33%	4.83%
S&P 500®	$ 1,231.38	$ 1,489.97	21.00%	12.50%	2.63%
Dow Jones EUROSTOXX 50SM	$ 3,331.29	$ 4,097.49	23.00%	12.50%	2.88%
FTSETM 100	$ 5,363.70	$ 6,650.99	24.00%	12.50%	3.00%
Nikkei 225TM	$11,900.32	$14,875.40	25.00%	12.50%	3.13%

Basket					30.71%

Step 2: Calculate the basket return.

Basket Return = $1,000 x 100% x Basket Performance

Basket Return = $1,000 x 100% x 30.71%

Basket Return = $307.08

Step 3: Calculate the payment at maturity.

Payment at Maturity = $1,000 + Basket Return

Payment at Maturity = $1,000 + $307.08

Payment at Maturity = $307.08

30.71% Return on Investment

Example 2

Step 1: Calculate the basket performance.

			Basket
			Commodity		Basket
Commodity	C(i)Initial	C(i)Final	Performance	Weight	Performance

Aluminum	$ 1,826.00	$ 1,661.66	-9.00%	8.33%	-0.75%
Copper	$ 3,698.00	$ 3,476.12	-6.00%	8.33%	-0.50%
Nickel	$14,530.00	$14,965.90	3.00%	8.33%	0.25%
Zinc	$ 1,234.50	$ 1,154.26	-6.50%	8.33%	-0.54%
Brent Crude	$ 61.98	$ 55.78	-10.00%	8.33%	-0.83%
Natural Gas	$ 8.65	$ 7.35	-15.00%	8.33%	-1.25%
S&P 500®	$ 1,231.38	$ 1,120.56	-9.00%	12.50%	-1.13%
Dow Jones EUROSTOXX 50SM	$ 3,331.29	$ 3,198.04	-4.00%	12.50%	-0.50%
FTSE 100™	$ 5,363.70	$ 5,417.34	1.00%	12.50%	0.13%
Nikkei 225™	$11,900.32	$11,662.31	-2.00%	12.50%	-0.25%

Basket					–5.38%

Step 2: Calculate the basket return.

Since the basket performance is less than 5%, the basket return per $1,000 principal amount of the Notes equals $50.

Step 3: Calculate the payment at maturity.

Payment at Maturity = $1,000 + Basket Return

Payment at Maturity = $1,000 + $50

Payment at Maturity = $1,050

5.00% Return on Investment

Return Profile at Maturity

The table set forth below shows the hypothetical return on an investment in the Notes based upon basket performance, expressed as a percentage, ranging from 100% to –50% and a participation rate of 100%.

Basket		Payment at	% Return
Performance	Basket Return	Maturity	on Notes

100%	$1,000.00	$2,000.00	100%
95%	$ 950.00	$1,950.00	95%
90%	$ 900.00	$1,900.00	90%
85%	$ 850.00	$1,850.00	85%
80%	$ 800.00	$1,800.00	80%
75%	$ 750.00	$1,750.00	75%
70%	$ 700.00	$1,700.00	70%
65%	$ 650.00	$1,650.00	65%
60%	$ 600.00	$1,600.00	60%
55%	$ 550.00	$1,550.00	55%
50%	$ 500.00	$1,500.00	50%
45%	$ 450.00	$1,450.00	45%
40%	$ 400.00	$1,400.00	40%
35%	$ 350.00	$1,350.00	35%
30%	$ 300.00	$1,300.00	30%
25%	$ 250.00	$1,250.00	25%
20%	$ 200.00	$1,200.00	20%
15%	$ 150.00	$1,150.00	15%
10%	$ 100.00	$1,100.00	10%
5%	$ 50.00	$1,050.00	5%
0%	$ 50.00	$1,050.00	5%
–5%	$ 50.00	$1,050.00	5%
–10%	$ 50.00	$1,050.00	5%
–15%	$ 50.00	$1,050.00	5%
–20%	$ 50.00	$1,050.00	5%
–25%	$ 50.00	$1,050.00	5%
–30%	$ 50.00	$1,050.00	5%
–35%	$ 50.00	$1,050.00	5%
–40%	$ 50.00	$1,050.00	5%
–45%	$ 50.00	$1,050.00	5%
–50%	$ 50.00	$1,050.00	5%

RISK FACTORS

The Notes are not secured debt and are riskier than ordinary unsecured debt securities. The return on the Notes is linked to the performance of the Basket Components. Investing in the Notes is not equivalent to investing directly in the Basket Components themselves, or the related futures and forward contracts or underlying securities. See “The Basket” below for more information.

This section describes the most significant risks relating to an investment in the Notes. We urge you to read the following information about these risks, together with the other information in this pricing supplement and the accompanying prospectus and prospectus supplement, before investing in the Notes.

The Notes Are Intended to Be Held to Maturity. Your Principal Is Only Protected and You Will Only Receive the 5% Minimum Return If You Hold Your Notes to Maturity

You will receive at least the minimum payment of 105% of the principal amount of your Notes only if you hold your Notes to maturity. If you sell your Notes in the secondary market prior to maturity, you will not receive principal protection on the portion of your Notes sold and you will not be assured of the 5% minimum return. You should be willing to hold your Notes to maturity.

Your Principal May Not Appreciate; You Will Not Benefit from Any Appreciation in the Reference Price of Any Basket Component If Such Appreciation is Not Reflected in the Reference Price on the Final Valuation Date

If the basket performance is 5% or less on the final valuation date, the payment at maturity with respect to each Note will be limited to the principal amount plus $50. This will be true even though the basket performance as of some date or dates prior to the final valuation date may have been positive, because the payment at maturity will be calculated only on the basis of the Reference Prices for the Basket Components (or otherwise determined by the calculation agent, in the case of a market disruption event) on the final valuation date. You should therefore be prepared to realize no return on the principal amount of your Notes during the term of the Notes.

You Will Not Have Rights in the Exchange-Traded Futures Contracts on the Basket Commodities or the Common Stock Underlying the Basket Indices

As a holder of the Notes, you will not have rights that holders of the exchange-traded futures on the Basket Commodities may have. Similarly, the return on your Notes will not reflect the return you would have realized if you had owned and held the common stock underlying the Basket Indices for a similar period because the payment amount at maturity will be determined without taking into consideration the value of any dividends that may be paid on the common stock underlying the Basket Indices. In addition, you will not receive any dividend payments or other distributions on the common stocks underlying the Basket Indices, and as a holder of the Notes, you will not have voting rights or any other rights that holders of the common stocks underlying the Basket Indices may have.

The Market Value of the Notes May Be Influenced by Many Unpredictable Factors, Including Volatile Commodities Prices

The market value of your Notes may fluctuate between the date you purchase them and the final valuation date (on which the calculation agent will determine your payment at maturity). Therefore, if you sell your Notes in the secondary market prior to maturity, you may have to sell them at a substantial loss. Several factors, many of which are beyond our control, will influence the market value of the Notes. We expect that generally the value of the Basket Components will affect the market value of the Notes more than any other factor. Other factors described in detail in the paragraphs below that may influence the market value of the Notes include:

•	the volatility of the Basket Components;
•	the time remaining to the maturity of the Notes;
•	supply and demand for the Notes, including inventory positions with Barclays Capital Inc. or any other market maker;
•	the general interest rate environment;
•	economic, financial, political, regulatory, geographical, biological or legal events that affect the value of the Basket Components;

•	changes in the volatility of the Basket Components; or
•	the creditworthiness of Barclays Bank PLC.

These factors interrelate in complex ways, and the effect of one factor on the market value of your Notes may offset or enhance the effect of another factor. The following paragraphs describe the expected impact on the market value of your Notes given a change in a specific factor, assuming all other conditions remain constant.

Commodity Prices May Change Unpredictably, Affecting the Basket Performance and the Value of Your Notes in Unforseeable Ways

Trading in futures and forward contracts on the Basket Commodities is speculative and can be extremely volatile. Market prices of the Basket Commodities may fluctuate rapidly based on numerous factors, including: changes in supply and demand relationships; weather; agriculture; trade; fiscal, monetary, and exchange control programs; domestic and foreign political and economic events and policies; disease; pestilence; technological developments and changes in interest rates. These factors may affect the value of the related contracts and the value of your Notes in varying ways, and different factors may cause the value of different Basket Commodities, and the volatilities of their prices, to move in inconsistent directions at inconsistent rates. In most scenarios, if volatility increases, we expect the market value of your Notes to increase as well and, conversely, if volatility decreases, we expect that the market value of your Notes will also decrease.

Suspension or Disruptions of Market Trading in the Commodity and Related Futures Markets May Adversely Affect the Value of Your Notes

The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention.

Risks Associated with the Basket Commodities May Adversely Affect the Market Price of the Notes

Because the Notes are linked to a basket which, in part, reflects the return on futures prices and settlement prices of six different exchange traded physical commodities, your Notes will be less diversified than other funds or investment portfolios investing in a broader range of products and, therefore, could experience greater volatility. In addition, the Basket Commodities are concentrated in two sectors: base metals and energy. An investment in the Notes may therefore carry risks similar to a concentrated securities investment in a limited number of industries or sectors.

For additional information about factors that may affect the market value of the Basket Commodities, see “The Basket – The Basket Commodities” in this pricing supplement.

Specific Risks You Should Consider Relating to Trading of Commodities on the LME

The Reference Price of copper, nickel, zinc and aluminum will be determined by reference to the official settlement prices of contracts traded on the LME. The LME is a principals’ market which operates in a manner more closely analogous to the over-the-counter physical commodity market than U.S. futures markets, and certain features of U.S. futures contracts are not present in the context of LME trading. For example, there are no daily price limits on the LME which would otherwise restrict fluctuations in the prices of LME contracts. In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. In addition, a contract may be entered into on the LME by calling for delivery on any day from one to three months following the date of such contract and for monthly delivery in any one of the next 16 to 24 months (depending on the commodity) following such third month, in contrast to trading on futures exchanges, which call for delivery in stated delivery months. As a result, there may be a greater risk of a concentration of positions in LME contracts on particular delivery dates, which in turn could cause temporary aberrations in the prices of LME contracts for certain delivery dates. If such aberrations are occurring on the final valuation date, the official settlement prices used to determine the Reference Prices of copper, nickel, zinc and aluminum and, consequently, the payment at maturity could be adversely affected.

An Investment in the Notes is Subject to Risks Associated with the European and Japanese Securities Markets

The stocks comprising the FTSE™ 100 Index, the Dow Jones EUROSTOXX 50SM Index and the Nikkei 225™ Index are issued by companies publicly traded in the countries other than the United States and are denominated in currencies other than U.S. dollars. Because of the global nature of these issuers and the currencies in which the stocks underlying the Basket Indices are denominated, investments in securities linked to the value of these equity securities involve particular risks. For example, the European and Japanese securities markets may be more volatile than U.S. securities markets and market developments may affect these markets differently from U.S. or other securities markets. Direct or indirect government intervention to stabilize the securities markets outside the United States, as well as cross-shareholdings in certain companies, may affect trading prices and trading volumes in those markets. Also, the public availability of information concerning the issuers of stocks underlying the Basket Indices will vary depending on their home jurisdiction and the reporting requirements imposed by their respective regulators. In addition, the issuers of the stocks underlying the Basket Indices may be subject to different accounting, auditing and financial reporting standards and requirements.

Securities prices generally are subject to political, economic, financial and social factors that apply to the markets in which they trade and, to a lesser extent, foreign markets. Securities prices outside the United States are subject to political, economic, financial and social factors that apply in foreign countries. These factors, which could negatively affect foreign securities markets, include the possibility of changes in a foreign government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, foreign economies may differ favorably or unfavorably from the U.S. economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

Your Payment at Maturity Will Not be Adjusted for Changes in U.S. Dollar Exchange Rate

Although the stocks underlying certain of the Basket Indices are traded in currencies other than U.S. dollars, and the Notes, which are linked, in part, to the Basket Indices, are denominated in U.S. dollars, the payment at maturity will not be adjusted for changes in the U.S. dollar exchange rate. Changes in exchange rates, however, may reflect changes in non-U.S. economies, that in turn may affect the payment at maturity on your Notes. The payment at maturity will be based solely on the principal amount of the Notes and the basket performance.

The Policies of an Index Sponsor May Adversely Affect the Value of Your Notes

The policies of the Index Sponsors concerning the calculation of the value of the Basket Indices and additions, deletions or substitutions of stocks included in the Basket Indices could affect the value of the Basket Indices and, therefore, your payment at maturity and the market value of your Notes. The amount payable on your Note and its market value could also be affected if an Index Sponsor changes these policies, for example, by changing the manner in which it calculates the value of a Basket Index, or if it discontinues or suspends calculation of the value of a Basket Index, in which case it may become difficult to determine the amount payable at maturity or the market value of your Notes. The Index Sponsors are not involved in the offer of the Notes in any way and have no obligation to consider your interest as a holder of the Notes in taking any actions that might affect the value of your Notes.

Historical Prices of the Basket Commodities and Historical Levels of the Basket Indices Should Not Be Taken as an Indication of the Future Performance of the Basket Commodities or the Basket Indices During the Term of the Notes

The actual performance of the Basket Components over the term of the Notes, as well as the amount payable at maturity, may bear little relation to the historical prices of the Basket Commodities or the historical levels of the the Basket Indices. As a result, it is impossible to predict whether the basket performance will be positive or negative.

Changes in Interest Rates are Likely to Affect the Market Value of Your Notes

We expect that the market value of your Notes, like that of a traditional debt security, will be affected by changes in interest rates, although these changes may affect your Notes and a traditional debt security in different degrees. In general, if U.S. interest rates increase, we expect that the value of your Notes will decrease and, conversely, if U.S. interest rates decrease, we expect that the market value of your Note will increase.

You Will Not Receive Interest Payments on the Notes

You will not receive any periodic interest payments on the Notes and at maturity you may not receive any return in excess of the principal amount of your Notes.

There May Not Be an Active Trading Market in the Notes – Sales in the Secondary Market May Result in Significant Losses

There may be little or no secondary market for the Notes. The Notes will not be listed or displayed on any securities exchange, the Nasdaq National Market System or any electronic communications network. Barclays Capital Inc. and other affiliates of Barclays Bank PLC may engage in limited purchase and resale transactions in the Notes, although they are not required to do so. If they decide to engage in such transactions, they may stop at any time.

If you sell your Notes before maturity, you may have to do so at a substantial discount from the issue price and, as a result you may suffer substantial losses.

Trading and Other Transactions by Barclays Bank PLC or its Affiliates in Stocks Underlying the Basket Indices or Commodities-Linked Instruments May Impair the Market Value of the Notes

As described below under “Use of Proceeds and Hedging” in this pricing supplement, we or one or more affiliates may hedge our obligations under the Notes by purchasing stocks underlying the Basket Indices, futures or options on the Basket Indices or stocks underlying the Basket Indices, or exchange-traded funds or other derivative instruments with returns linked or related to changes in the trading prices of stocks underlying the Basket Indices or the value of the Basket Indices, and we may adjust these hedges by, among other things, purchasing or selling stocks underlying the Basket Indices, futures, options, or exchange-traded funds or other derivative instruments with returns linked to the Basket Indices or the stocks underlying the Basket Indices at any time. Moreover, we or one or more affiliates may hedge our obligations under the Notes by purchasing Basket Commodities, futures or options on the Basket Commodities, or exchange-traded funds or other derivative instruments with returns linked or related to changes in the performance of the Basket Commodities, and we may adjust these hedges by, among other things, purchasing or selling Basket Commodities, futures, options or exchange-traded funds or other derivative instruments at any time. Although they are not expected to, any of these hedging activities may adversely affect the prices of the Basket Commodities or the value of stocks underlying the Basket Indices and, therefore, the basket performance or the market value of the Notes. It is possible that we or one or more of our affiliates could receive substantial returns from these hedging activities while the market value of the Notes declines.

We or one or more of our affiliates may also engage in trading in stocks underlying the Basket Indices, futures or options on the Basket Indices or stocks underlying the Basket Indices, exchange-traded funds or other derivative instruments with returns linked or related to changes in the trading prices of stocks underlying the Basket Indices or the value of the Basket Indices, the Basket Commodities, the exchange-traded futures and forward contracts on the Basket Commodities, or other investments relating to the Basket Commodities on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers. Any of these activities could adversely affect the prices of the Basket Commodities or the value of stock underlying the Basket Indices and, therefore, the market value of the Notes. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of such instruments. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the Notes.

Our Business Activities May Create Conflicts of Interest

As noted above, we and our affiliates expect to engage in trading activities related to the Basket Commodities, the exchange-traded futures and forward contracts on the Basket Commodities or other investments related to the Basket Commodities, which are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders’ interest in the Notes and the interests we and our affiliates will have in our proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for our customers and in accounts under our management. These trading activities, if they influence the value of the Basket Commodities or stocks underlying the Basket Indices, could be adverse to the interests of the holders of the Notes. Moreover, we and Barclays Capital Inc. have published and in the future expect to publish research reports with respect to some or all of the Basket Commodities. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. The research should not be viewed as a recommendation or endorsement of the Notes in any way and investors must make their own independent investigation of the merits of this investment. Any of these activities by us, Barclays Capital Inc. or our other affiliates may affect the value of the Basket Commodities and, therefore, the market value of the Notes.

In addition, we or our affiliates may presently or from time to time engage in business with one or more of the issuers of common stock included in the Basket Indices. This business may include extending loans to, or making equity investments in, those companies or providing advisory services to those companies, including merger and acquisition advisory services. In the course of business, we or our affiliates may acquire non-public information relating to these companies and, in addition, one or more of our affiliates may publish research reports about these companies. We do not make any representation to any purchasers of the Notes regarding any matters whatsoever relating to the issuers of stocks included in the Basket Indices. Any prospective purchaser of the Notes should undertake an independent investigation of these companies as in its judgment is appropriate to make an informed decision regarding an investment in the Notes. The composition of the issuers of common stock included in the Basket Indices does not reflect any investment or sell recommendations of Barclays Bank PLC or its affiliates.

Barclays Bank PLC and Its Affiliates Have No Affiliation with the LME and Are Not Responsible for Its Public Disclosure of Information

We and our affiliates are not affiliated with the LME in any way and have no ability to control or predict its actions, including any errors in or discontinuation of its disclosure. The LME is not under any obligation to continue to maintain any futures and forward contracts. If the LME discontinues or materially changes the terms of any futures and forward contracts on any Basket Commodity, it may become difficult to determine the market value of the Notes or the amount payable at maturity. The calculation agent may designate a successor futures and forward contract selected in its sole discretion. If the calculation agent determines in its sole discretion that no comparable futures and forward contract exists, the amount you receive at maturity will be determined by the calculation agent in its sole discretion. See “Specific Terms of the Notes – Market Disruption Event” and “– Adjustments to the Basket and Reference Price” in this pricing supplement.

Barclays Bank PLC and its Affiliates Have No Affiliation with the Index Sponsors and Are Not Responsible for Their Public Disclosure of Information

We and our affiliates are not affiliated with the Index Sponsors in any way and have no ability to control or predict its actions, including any errors in or discontinuation of disclosure regarding their methods or policies relating to calculation of the Basket Indices. The Index Sponsors are not under any obligation to continue to calculate the Basket Indices or calculate any successor indices. If any Index Sponsor discontinues or suspends the calculation of a Basket Index, it may become difficult to determine the market value of the Notes or the amount payable at maturity. The calculation may designate successor indices selected in its sole discretion. If the calculation agent determines in its sole discretion that no successor index comparable to the discontinued or suspended Basket Index exists, the amount you receive at maturity will be determined by the calculation agent in its sole discretion. See “Specific Terms of the Notes – Market Disruption Event” and “Adjustments to the Basket and Reference Prices” in this pricing supplement.

All disclosure contained in this pricing supplement regarding the Basket Indices, including their make-up, method of calculation and changes in their components, are derived from publicly available information. Neither we nor any of our affiliates assumes any responsibility for the accuracy or completeness of that information. You, as an investor in the Notes, should make your own investigation into the Basket Indices and the Index Sponsors. The Index Sponsors are not involved in the offer of the Notes in any way and have no obligation to consider your interest as an owner of the Notes in taking any actions that might affect the value of your Notes.

There Are Potential Conflicts of Interest Between You and the Calculation Agent

Initially, Barclays Bank PLC will serve as the calculation agent. We will, among other things, decide the amount of the return paid out to you on the Notes at maturity. For a fuller description of the calculation agent’s role, see “Specific Terms of the Notes – Role of Calculation Agent” in this pricing supplement. The calculation agent will exercise its judgment when performing its functions. For example, the calculation agent may have to determine whether a market disruption event affecting the Basket Components has occurred or is continuing on the final valuation date. This determination may, in turn, depend on the calculation agent’s judgment whether the event has materially interfered with our ability to unwind our hedge positions. Since these determinations by the calculation agent may affect the market value of the Notes, the calculation agent may have a conflict of interest if it needs to make any such decision.

The Calculation Agent Can Postpone the Calculation of the Basket Return or the Maturity Date If a Market Disruption Event Occurs on the Final Valuation Date

The calculation of the basket return may be postponed if the calculation agent determines that a market disruption event has occurred or is continuing on the final valuation date. If such a postponement occurs, then the calculation agent will instead use the Reference Prices for the first business day after the day on which no market disruption event occurs or is continuing. In no event, however, will the final valuation date for the Notes be postponed by more than five business days. As a result, the maturity date for the Notes could also be postponed, although not by more than five business days. If the final valuation date is postponed to the last possible day, but a market disruption event occurs or is continuing on such last possible day, that day will nevertheless be the final valuation date. If a market disruption event is occurring on the last possible final valuation date, the calculation agent will make a good faith estimate in its sole discretion of the basket return that would have prevailed in the absence of the market disruption event. See “Specific Terms of the Notes – Market Disruption Event” in this pricing supplement.

If a market disruption event results in the deferral of the payment at maturity beyond the stated maturity date, no penalty interest will accrue or be payable on the deferred payment.

The Calculation Agent Can Modify the Composition of the Basket and the Determination of the Reference Prices of the Basket Components

The composition of the basket and the method of calculating the Reference Prices of the Basket Components may be adjusted by the calculation agent from time to time upon the occurrence of certain extraordinary events. For example, if the terms of the contracts used for determining the Reference Price of a Basket Commodity are changed in a material respect by the commodity exchange upon which the contract trades, or if a Reference Price is not available for a Basket Commodity for any reason, then the calculation agent may take such action, including adjustments to the basket or to the method of calculating the

Reference Price of that Basket Commodity, as it deems appropriate. Similarly, if the calculation agent determines that any Basket Index, or the method of calculating any Basket Index has changed at any time in any material respect, then the calculation agent can make such adjustments to such Basket Index or its method of calculation as it believes are appropriate to ensure that the value of such Basket Index on the final valuation date is equitable. See “Specific Terms of the Notes – Adjustments to the Basket and Reference Prices” in this pricing supplement. Such changes could adversely affect the basket performance and, consequently, the value of the Notes.

THE BASKET

General

The basket is comprised of copper, nickel, zinc, aluminum, Brent crude oil and natural gas (the “Basket Commodities”) and the S&P 500® Index, the Dow Jones EUROSTOXX 50SM Index, the FTSE™ 100 Index and the Nikkei 225™ Index (the “Basket Indices”). The Basket Commodities and the Basket Indices are referred to collectively as the “Basket Components”. Neither Barclays Bank PLC nor any of its affiliates makes any representation or warranty as to the performance of the Basket Components.

The inclusion or exclusion of a Basket Component in the basket is not a recommendation to invest in or divest any interest in any of the Basket Components, or stocks underlying the Basket Indices, and neither Barclays Bank PLC nor any of its affiliates make any representations or warranties to any holder of the Notes as to the performance of any of the Basket Commodities, the base metals sector, the energy sector, the Basket Indices or the U.S., European or Japanese securities markets. Any prospective investor in the Notes should understand the commodity futures, forward and spot markets and the U.S., European and Japanese securities market and should undertake an independent investigation of the Basket Commodities and the Basket Indices such as in its judgment is appropriate to make an informed decision with respect to an investment in the Notes.

Barclays Bank PLC or its affiliates may presently or from time to time invest in, or divest an interest in, one or more “commodity investments” (i.e., trading of commodities, futures and forward contracts with respect to the commodities and other instruments and derivative products based on the commodities and/or the basket) or “index investments” (i.e. stocks underlying the Basket Indices, futures or options on the Basket Indices or stocks underlying the Basket Indices, or exchange-traded funds or other derivative instruments with returns linked or related to changes in the trading prices of stocks underlying the Basket Indices or the value of the Basket Indices), may render investment advice to a third party with respect to one or more commodity investments or index investments, or may facilitate on behalf of a third party an investment in, or a divestiture of an interest in, one or more commodity investments or index investments. In the course of such business, Barclays Bank PLC or its affiliates may acquire nonpublic information with respect to such commodity investments or index investments and, in addition, one or more affiliates of Barclays Bank PLC may produce and/ or publish research reports with respect to such commodity investments or index investments. Barclays Bank PLC does not make any representation or warranty to any purchaser of a Note with respect to any matters whatsoever relating to such activities.

The Commodities Markets

The reference prices of the Basket Commodities are determined by reference to prices of futures and forward contracts traded on the LME or NYMEX. The following discussion of the operation of the commodities exchanges is based on publicly available information and is provided for informational purposes only.

An exchange-traded futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price or, in the case of a futures contract on an index, providing for the payment and receipt of a cash settlement. By its terms, a futures contract provides for a specified settlement month in which the commodity or financial instrument is to be delivered by the seller (whose position is therefore described as “short”) and acquired by the purchaser (whose position is therefore described as “long”) or in which the cash settlement amount is required to be paid. Prior to the date on which delivery is to be made under a futures contract, the exchange clearing house will require the holders of short positions to state their intentions with respect to delivery and, to the extent that such holders elect to make delivery (as opposed to cash settlement), the clearing house will match them with holders of long positions, who will then be required to accept delivery. In the vast majority of cases, actual delivery under contracts never takes place, as contracts are often liquidated with offsetting futures transactions prior to the maturity of the original contract.

No purchase price is paid or received on the purchase or sale of a futures contract. Instead, an amount of cash or cash equivalents, which varies based on the requirements imposed by the exchange clearing houses, but which may be as low as 5% or less of the value of the contract, must be deposited with the broker as “initial margin”. This margin deposit collateralizes the obligations of the parties to the futures contract to perform their obligations under such contract. By depositing margin in the most advantageous form (which may vary depending on the exchange, clearing house or broker involved), a market participant may be able to earn interest on its margin funds, thereby increasing the potential total return which may be realized from an investment in futures contracts. Subsequent payments to and from the broker, referred to as “variation margin”, are then normally made on a daily basis as the price of the futures contract fluctuates, thereby making existing positions in the futures contract more or less valuable, a process known as “marking to market”.

Futures contracts are traded on organized exchanges, known as “contract markets,” through the facilities of a centralized clearing house and a brokerage firm which is a member of the clearing house. The clearing house guarantees the performance of each clearing member which is a party to a futures contract by, in effect, taking the opposite side of the transaction. At any time prior to the expiration of a futures contract, subject to the availability of a liquid secondary market, a trader may elect to close out its position by taking an opposite position on the exchange on which the position was entered into, which operates to terminate the position and fix the trader’s profit or loss. Futures markets outside the United States are generally subject to regulation by comparable regulatory authorities (such as the Securities and Investment Board in the United Kingdom (the “SIB”)).

The LME

The LME was established in 1877 and is the principal metal exchange in the world on which contracts for delivery of copper, lead, zinc, tin, aluminum, aluminum alloy and nickel are traded. In contrast to U.S. futures exchanges, the LME operates as a principals’ market for the trading of forward contracts, and is therefore more closely analogous to over-the-counter physical commodity markets than futures markets. As a result, members of the LME trade with each other as principals and not as agents for customers, although such members may enter into offsetting “back-to-back” contracts with their customers. In addition, while futures exchanges permit trading to be conducted in contracts for monthly delivery in stated delivery months, historically LME contracts used to be established for delivery on any day (referred to as a “prompt date”) from one day to three months following the date of contract, the average amount of time it took a ship to sail from certain Commonwealth countries to London. Currently, LME contracts may to be established for monthly delivery up to 63, 27 and 15 months forward (depending on the commodity). Further, because it is a principals’ forward market, there are no price limits applicable to LME contracts, and prices could decline without limitation over a period of time. Trading is conducted on the basis of warrants that cover physical material held in listed warehouses.

The LME is not a cash cleared market. Both interoffice and floor trading are cleared and guaranteed by a system run by the London Clearing House, whose role is to act as a central counterparty to trades executed between clearing members and thereby reduce risk and settlement costs. The LME is subject to regulation by the SIB.

The bulk of trading on the LME is transacted through inter-office dealing which allows the LME to operate as a 24-hour market. Trading on the floor takes place in two sessions daily, from 11:40 am to 1:15 pm and from 3:10 to 4:35 pm, London time. The two sessions are each broken down into two rings made up of five minutes’ trading in each contract. After the second ring of the first session the official prices for the day are announced. Contracts may be settled by offset or delivery and can be cleared in U.S. dollars, pounds sterling, Japanese yen and euros.

Copper and tin have traded on the LME since its establishment. The Copper Contract was upgraded to High Grade Copper in November 1981 and again to today’s Grade-A Contract which began trading in June 1986. Primary Aluminum was introduced as a 99.5% contract in December 1978 and today’s High Grade Primary Aluminum Contract began trading in August 1987. Nickel joined the exchange the year after aluminum, in April 1979. The LME share (by weight) of world terminal market trading is over 90% of all copper and virtually all aluminum, lead, nickel, tin and zinc.

The NYMEX

The NYMEX, located in New York City, is the world’s largest physical commodities futures exchange and the preeminent trading forum for energy and precious metals. NYMEX began commodities trading in 1872, organized as the Butter and Cheese Exchange of New York, and has since traded a variety of commodity products. the establishment of energy futures on the NYMEX occurred in 1978, with the introduction of heating oil futures contracts. The array of trading markets provided by the NYMEX includes futures and option contracts for crude oil, gasoline, heating oil, natural gas, electricity, gold silver, copper, aluminum and platinum; futures contracts for coal, propane and palladium; and options contracts on the price differentials between crude oil and gasoline, crude oil and heating oil, Brent and West Texas Intermediate crude oil, and various futures contracts (calendar spreads) for Brent and West Texas Intermediate crude oil, gasoline heating oil and natural gas.

The Basket Commodities

The Basket Commodities are concentrated in two sectors: base metals and energy. The market value of each of the Basket Commodities may fluctuate rapidly based on numerous factors, including: changes in supply and demand relationships; weather; agriculture; trade; fiscal, monetary and exchange control programs; domestic and foreign political and economic events and policies; technological developments and changes in interest rates. It is not possible to predict the aggregate effect of all or any of such factors on any of the Basket Commodities.

Specific factors that may affect the value of individual Basket Commodities are set forth below.

Copper

The price of copper is primarily affected by the global demand for and supply of copper.

Demand for copper is significantly influenced by the level of global industrial economic activity. Industrial sectors which are particularly important to demand for copper include the electrical and construction sectors. In recent years demand has been supported by strong consumption from newly industrializing countries, which continue to be in a copper-intensive period of economic growth as they develop their infrastructure. An additional, but highly volatile, component of demand is adjustments to inventory in response to changes in economic activity and/or pricing levels.

Apart from the United States, Canada and Australia, the majority of copper concentrate supply (the raw material) comes from outside the Organization for Economic Cooperation and Development countries. Chile is the largest producer of copper concentrate. In previous years, copper supply has been affected by strikes, financial problems and terrorist activity. Output has fallen particularly sharply in the “African Copperbelt” and in Bougainville, Papua New Guinea.

Nickel

The price of nickel is primarily affected by the global demand for and supply of nickel.

Demand for nickel is significantly influenced by the level of global industrial economic activity. The stainless steel industrial sector is particularly important to demand for nickel given that the use of nickel in the manufacture of stainless steel accounts for approximately two-thirds of worldwide nickel demand. An additional, but highly volatile, component of demand is adjustments to inventory in response to changes in economic activity and/or pricing levels.

Nickel supply is dominated by Russia, the world’s largest producer by far. Australia and Canada are also large producers. The supply of nickel is also affected by current and previous price levels, which will influence investment decisions in new mines and smelters.

Zinc

The price of zinc is primarily affected by the global demand for and supply of zinc.

Demand for zinc is significantly influenced by the level of global industrial economic activity. The galvanized steel industrial sector is particularly important given that the use of zinc in the manufacture of galvanized steel accounts for approximately 50% of worldwide zinc demand. The galvanized steel sector is, in turn, heavily dependent on the automobile and construction sectors. A relatively widespread increase in the demand for zinc by the galvanized steel sector, particularly in China and the United States, has been the primary cause of the recent rise in zinc prices. An additional, but highly volatile, component of demand is adjustments to inventory in response to changes in economic activity and/ or pricing levels.

The supply of zinc concentrate (the raw material) is dominated by China, Australia, North America and Latin America. The supply of zinc is affected by current and previous price levels, which influence investment decisions regarding new mines and smelters.

Aluminum

The price of aluminum is primarily affected by the global demand for and supply of aluminum.

Demand for aluminum is significantly influenced by the level of global industrial economic activity. Industrial sectors which are particularly important to demand for aluminum include the transportation, packaging and building sectors. An additional, but highly volatile, component of demand is adjustments to inventory in response to changes in economic activity and/or pricing levels. There are substitutes for aluminum in various applications (i.e., wood and steel in buildings). Their availability and price will also affect demand for aluminum.

The supply of aluminum is widely spread around the world, and the principal factor dictating the smelting of such aluminum is the ready availability of inexpensive power. The supply of aluminum is also affected by current and previous price levels, which will influence investment decisions in new smelters. Other factors influencing supply include droughts, transportation problems and shortages of power and raw materials.

Brent Crude Oil

Crude oil, which is the world’s most actively traded commodity, is the unrefined petroleum that is the basis for gasoline, heating oil, gas oil and other refined petroleum products. there are many types of crude oil, including Brent crude oil. Changes in prices for crude oil are affected by numerous factors. In particular, demand for refined petroleum products by consumers, as well as the agricultural, manufacturing and transportation industries, affects the price of crude oil. Because the precursors of demand for petroleum products are linnked to economic activity, demand will tend to reflect economic conditions. Crude oil’s major end-use as a refined product is as transport fuel, industrial fuel and in-home heating fuel. Potential for substitution in most areas exists, although considerations including relative cost often limit substitution levels.

In addition to general economic activity and demand, prices for crude oil are affected by political events, labor activity and, in particular, direct government intervention (such as embargos) or supply disruptions in major oil-producing regions of the world. such events tend to affect oil prices worldwide, regardless of the location of the event. Production decisions by the Organization of Oil and Petroleum Exporting Countries also affect crude oil supply and, therefore, crude oil prices. In the event of sudden disruptions in the supplies of oil, such as those caused by war, accidents or acts of terrorism, prices of oil futures contracts could become extremely volatile and unpredictable. Also, sudden and dramatic declines in the futures contract process may occur, for example, upon a cessation of hostilities that may exist in countries producing oil, the introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities.

Natural Gas

The price of natural gas is primarily affected by demand for and supply of natural gas. On the demand side, natural gas has become an increasingly popular source of energy in the United States, for both consumers and industry, in part because it burns more cleanly and has minimal impact on the environment. Many utilities, for example, have shifted away from coal or oil to natural gas to produce electricity. Supply, however, has struggled to keep pace with demand. Broadly speaking, natural gas prices have increased in recent years due to the interaction of a number of factors: a strong growth in demand, competing government policies that encourage use of natural gas but limit access and development of domestic natural gas resources, the lack of infrastructure necessary to bring more natural gas to market, and the declining productivity of existing wells.

The Basket Indices

The S&P 500® Index

Standard & Poor’s publishes the S&P 500® Index. The S&P 500® Index is intended to provide an indication of the stock price movement of the stocks included in the S&P 500® Index. The daily calculation of the value of the S&P 500® Index, discussed below in further detail, is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of June 30, 2005, 425 companies or 85.5% of the S&P 500® Index by market capitalization traded on the New York Stock Exchange, 74 companies or 14.4% of the S&P 500® Index by market capitalization traded on The Nasdaq Stock Market, and one company or 0.1% of the S&P 500® Index by market capitalization traded on the American Stock Exchange. As of June 30, 2005, the S&P 500® Index represented approximately 74% of the market value of S&P’s internal database of over 6,981 equities. S&P chooses companies for inclusion in the S&P 500® Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of its database of over 6,981 equities, which S&P uses as an assumed model for the composition of the total market. Relevant criteria employed by Standard & Poor’s include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market value of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market price and trading activity of the common stock of that company. Ten main groups of companies comprise the S&P 500® Index with the number of companies as of June 30, 2005 included in each group indicated in parentheses: Consumer Discretionary (89), Consumer Staples (36), Energy (29), Financials (82), Health Care (55), Industrials (54), Information Technology (80), Materials (32), Telecommunication Services (10) and Utilities (33). S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500® Index to achieve the objectives stated above.

The S&P 500® Index does not reflect the payment of dividends on the stocks included in the S&P 500® Index. Because of this the return on the Notes will not be the same as the return you would receive if you were to purchase these stocks and hold them for a period equal to the term of the Notes.

Computation of the S&P 500® Index

Standard & Poor’s currently computes the S&P 500® Index as of a particular time as follows:

•	the product of the market price per share and the number of then outstanding shares of each component stock is determined as of that time (referred to as the “market value” of that stock);
•	the market values of all component stocks as of that time are aggregated;
•	the mean average of the market values as of each week in the base period of the years 1941 through 1943 of the common stock of each company in a group of 500 substantially similar companies is determined;
•	the mean average market values of all these common stocks over the base period are aggregated (the aggregate amount being referred to as the “base value””);

•	the current aggregate market value of all component stocks is divided by the base value; and
•	the resulting quotient, expressed in decimals, is multiplied by ten.

While Standard & Poor’s currently employs the above methodology to calculate the index, no assurance can be given that Standard & Poor’s will not modify or change this methodology in a manner that may affect the payment amount for the Notes upon maturity or otherwise. Standard & Poor’s adjusts the foregoing formula to offset the effects of changes in the market value of a component stock that are determined by Standard & Poor’s to be arbitrary or not due to true market fluctuations. These changes may result from causes such as:

•	the issuance of stock dividends;
•	the granting to shareholders of rights to purchase additional shares of stock;
•	the purchase of shares by employees pursuant to employee benefit plans;
•	consolidations and acquisitions;
•	the granting to shareholders of rights to purchase other securities of the issuer;
•	the substitution by Standard & Poor’s of particular component stocks in the S&P 500® Index; or
•	other reasons.

In these cases, Standard & Poor’s first recalculates the aggregate market value of all component stocks, after taking account of the new market price per share of the particular component stock or the new number of outstanding shares of that stock or both, as the case may be, and then determines the new base value in accordance with the following formula:
New Market Value
Old Base Value X		= Old Market Value
New Base Value

The result is that the base value is adjusted in proportion to any change in the aggregate market value of all component stocks resulting from the causes referred to above to the extent necessary to negate the effects of these causes upon the index.

The Dow Jones EUROSTOXX 50SM Index

The Dow Jones EUROSTOXX 50SM Index is a capitalization-weighted index of 50 European blue-chip companies. The index was developed with a base value of 1,000 as of December 31, 1991. The Dow Jones EUROSTOXX 50SM Index market sector indices represent the Eurozone portion of the Dow Jones STOXX Total Market Index.

The Dow Jones EUROSTOXX 50SM Index is compiled and calculated as follows. It is calculated with the Laspeyres formula, which measures price changes against a fixed base quantity weight. The Dow Jones EUROSTOXX 50SM Index is weighted by free-float market capitalization. Each component’s weight is capped at 10% of the Dow Jones EUROSTOXX 50SM Index’s total free-float market capitalization. Weights are reviewed quarterly. The Dow Jones EUROSTOXX 50SM Index composition is reviewed annually in September. Within each of the 18 Dow Jones EUROSTOXX 50SM Index market sector indices, the component stocks are ranked by free-float market capitalization. The largest stocks are added to the selection list until the coverage is close to, but still less than, 60% of the free-float market capitalization of the corresponding Dow Jones EUROSTOXX 50SM Index TMI market sector index. If the next-ranked stock brings the coverage closer to 60% in absolute terms, then it is also added to the selection list. Any remaining stocks that are current Dow Jones EUROSTOXX 50SM Index components are added to the selection list. The stocks on the selection list are ranked by free-float market capitalization. In exceptional cases, the STOXX Limited Supervisory Board may make additions and deletions to the selection list.

The 40 largest stocks on the selection list are chosen as components. Any remaining current components of Dow Jones EUROSTOXX 50SM Index ranked between 41 and 60 are added as index components. If the component number is still below 50, then the largest stocks on the selection list are added until the index contains 50 stocks.

The Dow Jones EUROSTOXX 50SM Index is published by STOXX Limited, a partnership of Deutsche Börse AG, Dow Jones & Company, Euronext Paris SA and SWX Swiss Exchange. It is calculated daily, subject to the rules of its sponsor, and is disseminated every 15 seconds to numerous public information sources.

The Dow Jones EUROSTOXX 50SM Index has an index divisor, which is adjusted to maintain the continuity of the Dow Jones EUROSTOXX 50SM Index’s value across changes due to corporate actions such as:

•	the issuance of dividends,
•	the occurrence of stock splits,
•	the stock repurchase by the issuer, and
•	other reasons.

The FTSE 100TM Index

The FTSE 100™ Index is a capitalization-weighted index of the 100 most highly capitalized companies traded on the London Stock Exchange. The FTSE 100™ Index was developed with a base level of 1,000 as of January 3, 1984. To qualify, companies must have a full listing on the London Stock Exchange with a Sterling or Euro dominated price on SETS, which is the London Stock Exchange’s trading service for U.K. blue chip securities, subject to eligibility screens.

The FTSE Europe/Middle East/Africa Regional Committee meets quarterly to review the components of the FTSE 100™ Index. Market capitalization rankings are calculated using data as at the close of business on the day before the review. Companies must have a minimum trading record of 20 days at the review. Companies that are large enough to be components of the FTSE 100™ Index but do not pass the liquidity test are not included. At the next annual review they are re-tested against all eligibility screens. A constant number of index components is maintained for the FTSE 100™ Index.

The Nikkei 225™ Index

The Nikkei 225™ Index is a price-weighted index of 225 top-rated Japanese companies listed in the First Section of the Tokyo Stock Exchange. Currently published by Nihon Keizai Shimbun, Inc., the Nikkei 225™ Index was first published on May 16, 1949, when the average price was ¥176.21 with a divisor of 225.

The Nikkei 225™ Index is calculated daily by adding together the stock prices of each of the Nikkei 225™ Index stocks and dividing the total by the divisor. The divisor is adjusted to maintain continuity and reduce the effect on the index level of the Nikkei 225™ Index of external factors not directly related to the market such as:

•	the issuance of stock dividends,
•	the occurrence of stock splits,
•	distributions of assets to stockholders,
•	and other reasons.

In these cases, the divisor is adjusted in such a way that the sum of all share prices immediately after the change multiplied by the applicable weighting factor and divided by the new divisor, the level of the Nikkei™ 225 Index immediately after the change, will equal the level of the Nikkei™ 225 Index immediately prior to the change. The divisor for the index was last updated on May 17, 2005 and currently stands at 23.896.

The composition of the Nikkei 225™ Index is reviewed at least annually. Stocks in the Nikkei 225™ Index are deleted if the relevant issuer is delisted from the Tokyo Stock Exchange.

License Agreements

The S&P 500® Index

Standard & Poor’s and Barclays Bank PLC have entered into a non-exclusive license agreement providing for the license to Barclays Bank PLC, in exchange for a fee, of the right to use the S&P 500® Index, which is owned and published by Standard & Poor’s, in connection with securities, including the Notes.

The license agreement between Standard & Poor’s and Barclays Bank PLC provides that the following language must be set forth in this pricing supplement:

The Notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s, a division of McGraw Hill, Inc. (“S&P”). S&P makes no representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly, or the ability of the S&P 500® Index to track general stock market performance. S&P’s only relationship to Barclays Bank PLC is the licensing of certain trademarks and trade names of S&P and of the S&P 500® Index which is determined, composed and calculated by S&P without regard to Barclays Bank PLC or the Notes. S&P has no obligation to take the needs of Barclays Bank PLC or the owners of the Notes into consideration in determining, composing or calculating the S&P 500® Index. S&P is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY BARCLAYS BANK PLC, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Barclays Bank PLC. The Notes are not sponsored, endorsed, sold or promoted by S&P and S&P makes no representation regarding the advisability of investing in the Notes.

The Dow Jones EUROSTOXX 50SM Index

We have entered into a non-exclusive license agreement with Stoxx Limited whereby we, in exchange for a fee, are permitted to use the Dow Jones EUROSTOXX 50SM Index in connection with the offer and sale of the Notes. The license agreement between STOXX and us provides that the following language must be set forth in this supplement: The Notes are not sponsored, endorsed, sold or promoted by STOXX Limited (“STOXX”) or Dow Jones & Company, Inc. (“Dow Jones”). Neither STOXX nor Dow Jones makes any representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly. The only relationship of STOXX to the Barclays Bank PLC is as the licensor of the Dow Jones EUROSTOXX 50SM Index and of certain trademarks, trade names and service marks of STOXX, and as the sublicensor of the Dow Jones IndexesSM and of certain trademarks, trade names and service marks of Dow Jones. The aforementioned indexes are determined, composed and calculated by STOXX or Dow Jones, as the case may be, without regard to the licensee or the Notes. Neither STOXX nor Dow Jones is responsible for or has participated in the determination of the timing, prices, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. Neither STOXX nor Dow Jones has any obligation or liability in connection with the administration, marketing or trading of the Notes.

NEITHER STOXX NOR DOW JONES GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE INDEXES OR ANY DATA INCLUDED THEREIN, AND NEITHER SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. NEITHER STOXX NOR DOW JONES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEXES OR ANY DATA INCLUDED THEREIN. NEITHER STOXX NOR DOW JONES MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND EACH OF THEM EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDEXES OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL EITHER STOXX OR DOW JONES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN

IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN STOXX AND THE LICENSEE OTHER THAN LICENSEE’S AFFILIATES.

The Dow Jones EUROSTOXX 50SM Index is proprietary and copyrighted material. The Dow Jones EUROSTOXX 50SM Index and the related trademarks have been licensed for certain purposes by Barclays Bank PLC. Neither Stoxx Limited nor Dow Jones & Company, Inc. sponsors, endorses or promotes the Notes based on the Dow Jones EUROSTOXX 50SM Index.

FTSE™ 100 Index

We have entered into a non-exclusive license agreement with the sponsor of the FTSE™ 100 Index whereby we, in exchange for a fee, are permitted to use the FTSE™ 100 Index in connection with the offer and sale of the Notes. We are not affiliated with the FTSE™ 100 Index Sponsor; the only relationship between the FTSE™ 100 Index Sponsor and us is the licensing of the use of the FTSE™ 100 Index and trademarks relating to the FTSE™ 100 Index.

THE FTSE™ 100 INDEX IS CALCULATED BY FTSE™. THE LICENSE AGREEMENT BETWEEN FTSE INTERNATIONAL LIMITED AND BARCLAYS BANK PLC PROVIDES THAT THE FOLLOWING LANGUAGE MUST BE SET FORTH IN THE PRICING SUPPLEMENT. THE NOTES ARE NOT IN ANY WAY SPONSORED, ENDORSED, SOLD OR PROMOTED BY FTSE INTERNATIONAL LIMITED (“FTSE”) OR BY THE LONDON STOCK EXCHANGE PLC (THE “EXCHANGE”) OR BY THE FINANCIAL TIMES LIMITED (“FT”) AND NEITHER FTSE™ NOR EXCHANGE NOR FT MAKES ANY WARRANTY OR REPRESENTATION WHATSOEVER, EXPRESSLY OR IMPLIEDLY, EITHER AS TO THE RESULTS TO BE OBTAINED FROM THE USE OF THE FTSE™ 100 INDEX AND/OR THE FIGURE AT WHICH THE FTSE™ 100 INDEX STANDS AT ANY PARTICULAR TIME ON ANY PARTICULAR DAY OR OTHERWISE. THE FTSE™ 100 INDEX IS COMPILED AND CALCULATED BY FTSE™. HOWEVER, NEITHER FTSE™ NOR EXCHANGE NOR FT SHALL BE LIABLE (WHETHER IN NEGLIGENCE OR OTHERWISE) TO ANY PERSON FOR ANY ERROR IN THE FTSE™ INDEX AND NEITHER FTSE™ OR EXCHANGE OR FT SHALL BE UNDER ANY OBLIGATION TO ADVISE ANY PERSON OF ANY ERROR THEREIN.

“FTSETM”, “FT-SE®” and “Footsie®” are trademarks of The London Stock Exchange PLC and The Financial Times Limited and are used by FTSE International Limited under license.

The Nikkei 225™ Index

We have entered into a non-exclusive license agreement with Nihon Keisai Shimbn, Inc. (”NKS”) whereby we and our affiliates, in exchange for a fee, are permitted to use the Nikkei 225™ Index in connection with the offer and sale of the Notes. We are not affiliated with NKS; the only relationship between NKS and us is the licensing of the use of the Nikkei 225™ Index and trademarks relating to the Nikkei 225™ Index.

NKS is under no obligation to continue the calculation and dissemination of the Nikkei 225™ Index. The Notes are not in any way sponsored, endorsed, sold or otherwise promoted by NKS. No inference should be drawn from the information contained herein that NKS makes any representation or warranty, express or implied, to us or any holder of the Notes regarding the advisability of investing in securities generally or in the Notes in particular or the ability of the Nikkei 225™ Index to track generally stock market performance.

NKS determines, composes and calculates the Nikkei 225™ Index without regard to your note. NKS has no obligation to take into account your interest, or that of anyone else having an interest, in your note in determining, composing or calculating the Nikkei 225™ Index. NKS is not responsible for and has not participated in the determination of the terms, prices or amount of your note and will not be responsible for or participate in any determination or calculation regarding the principal amount of your note payable at the stated maturity date. NKS has no obligation or liability in connection with the administration, marketing or trading of your note.

Neither we nor any of our affiliates accepts any responsibility for the calculation, maintenance or publication of the Nikkei 225™ Index. NKS disclaims all responsibility for any errors or omissions in the calculation and dissemination of the Nikkei 225™ Index or the manner in which the Nikkei 225™ Index is applied in determining any initial Nikkei 225™ Index level or final Nikkei 225TM Index level or any amount payable upon maturity of the Notes.

NKS DOES NOT GUARANTEE THE ACCURACY OR THE COMPLETENESS OF THE NIKKEI 225™ INDEX OR ANY DATA INCLUDED IN THE NIKKEI 225™ INDEX. NKS ASSUMES NO LIABILITY FOR ANY ERRORS OR OMISSIONS, AND NKS SHOULD NOT BE LIABLE TO ADVISE ANY PERSON, INCLUDING A PURCHASER OR VENDER OF THE NOTES OF ANY ERROR THEREIN.

THE NIKKEI STOCK AVERAGE IS AN INTELLECTUAL PROPERTY OF NIHON KEIZAI SHIMBUN, INC. “NIKKEI”, “NIKKEI STOCK AVERAGE” AND NIKKEI 255” ARE THE SERVICE MARKS OF NIHON KEIZAI SHIMBUN, INC. NIHON KEIZAI SHIMBUN, INC. RESERVES ALL THE RIGHTS, INCLUDING COPYRIGHT, TO THE NIKKEI STOCK AVERAGE.

Historical Information

The following table sets forth for the dates indicated in 2001, 2002, 2003, 2004 and 2005 the Reference Price for each Basket Component. The historical values of the Basket Components should not be taken as an indication of future performance, and no assurance can be given that the value of the Basket Component will increase sufficiently to cause the holders of Notes to receive a payment at maturity in excess of the principal amount of such Notes.

								Dow Jones	FTSE™	Nikkei
					Brent	Natural	S&P 500	EUROSTOXX	100	225™
Date	Copper	Nickel	Zinc	Aluminum	Crude Oil	Gas	Index	50SM Index	Index	Index

	S/ton	$/ton	$/ton	$/ton	$/barrel	$/MMBTU
1-Apr-04	1728.5	10240	1098	1523	24.77	2.945	1498.58	5249.55	6540.2	20337.32
1-Jul-04	1773.5	8245	1148	1564	30.57	4.476	1454.6	5145.35	6312.7	17411.05
30-Sep-04	1978	8540	1185	1579	29.84	5.186	1436.51	4915.18	6294.2	15747.26
30-Dec-04	1808.5	7190	1021	1560	23.87	9.775	1320.28	4772.39	6222.5	13785.69
31-Mar-05	1666	5890	977	1469	24.74	5.025	1160.33	4185	5633.7	12999.7
30-Jun-05	1550.5	6060	870	1437	26.08	3.096	1224.42	4243.91	5642.5	12969.05
29-Sep-05	1424	4870	782	1319.5	23.26	2.244	1040.94	3296.66	4903.4	9774.68
1-Jan-06	1462	5680	767.5	1335	19.9	2.57	1148.08	3806.13	5217.4	10542.62
30-Mar-06	1623	6710	825.5	1386	25.92	3.283	1147.39	3784.05	5271.8	11024.94
29-Jun-06	1654	7080	796.5	1364.5	25.58	3.245	989.82	3133.39	4656.4	10621.84
1-Oct-06	1434.5	6450	735.5	1280.5	28.75	4.138	815.28	2204.39	3721.8	9383.29
1-Jan-07	1536	7100	749.5	1344.5	28.66	4.789	879.82	2386.41	3940.4	8578.95
1-Apr-07	1587.5	7940	763	1350	27.18	5.06	848.18	2036.86	3613.3	7972.71
1-Jul-07	1644	8395	783.5	1389	28.33	5.411	974.5	2419.51	4031.2	9083.11
1-Oct-07	1794	10220	825	1407.5	27.61	4.83	995.97	2395.87	4091.3	10219.05
1-Jan-08	2321	16650	1008	1592.5	30.17	6.189	1111.92	2760.66	4476.9	10676.64
1-Apr-08	3067.5	13885	1086.5	1688.5	31.51	5.933	1126.21	2787.49	4385.7	11715.39
1-Jul-08	2664.5	14990	967	1698.5	34.5	6.155	1140.84	2811.08	4464.1	11858.87
1-Oct-08	3140	15100	1079	1823	46.38	6.795	1114.58	2726.3	4570.8	10823.57
1-Jan-09	3279.5	15205	1270	1964	40.37	6.149	1211.92	2951.24	4814.3	11488.76
1-Apr-09	3408	16250	1349	1973	54.29	7.653	1180.59	3055.73	4894.4	11668.95
1-Jul-09	3597	14700	1223	1716	55.58	6.981	1191.33	3181.54	5113.2	11584.01
10-Aug-09	3698	14530	1234.5	1826	61.98	8.649	1231.38	3331.29	5363.7	11900.32

Source: Bloomberg/Reuters

PS-23 & PS-24

VALUATION OF THE NOTES

Prior to Maturity

The market value of the Notes will be affected by several factors many of which are beyond our control. We expect that generally the value of the Basket Components on any day will affect the market value of the Notes more than any other factors. Other factors that may influence the market value of the Notes include, but are not limited to, supply and demand for the Notes, the volatility of commodities prices or the stock included on the Basket Indices, economic, financial, political, regulatory, or judicial events that affect the value of the Basket Components, as well as the perceived creditworthiness of Barclays Bank PLC. See “Risk Factors” in this pricing supplement for a discussion of the factors that may influence the market value of the Notes prior to maturity.

SPECIFIC TERMS OF THE NOTES

In this section, references to “holders” mean those who own the Notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Notes registered in street name or in the Notes issued in book-entry form through The Depository Trust Company or another depositary. Owners of beneficial interests in the Notes should read the section entitled “Form, Denomination and Legal Ownership of Notes” in the accompanying prospectus supplement and “Description of Debt Securities – Legal Ownership; Form of Debt Securities” in the accompanying prospectus.

The Notes are part of a series of debt securities entitled “Medium-Term Notes, Series A” (the “medium-term notes”) that we may issue under the indenture, dated September 16, 2004, between Barclays Bank PLC and The Bank of New York, as trustee, from time to time. This pricing supplement summarizes specific financial and other terms that apply to the Notes. Terms that apply generally to all medium-term notes are described in “Description of Medium-Term Notes” in the accompanying prospectus supplement. The terms described here (i.e., in this pricing supplement) supplement those described in the accompanying prospectus and prospectus supplement and, if the terms described here are inconsistent with those described in those documents, the terms described here are controlling.

Please note that the information about the price to the public and the net proceeds to Barclays Bank PLC on the front cover of this pricing supplement relates only to the initial sale of the Notes. If you have purchased the Notes in a market resale transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

We describe the terms of the Notes in more detail below.

Coupon

We will not pay you interest during the term of the Notes.

Denomination

We will offer the Notes in denominations of $1,000 and integral multiples thereof.

Payment at Maturity

You will receive a cash payment at maturity that is based on the performance of the basket, which may be positive or negative. The Notes are fully principal protected and you will receive a minimum of $1,050 per $1,000 principal amount of your Notes if you hold them until maturity.

At maturity, the cash payment per $1,000 principal amount of the Notes will be equal to $1,000 plus the basket return, which will not be less than $50. The “basket return” per $1,000 principal amount of the Notes will be equal to $1,000 times the participation rate times the basket performance. However, if the basket performance is 5% or less, the basket return per $1,000 principal amount of the Notes will equal $50. The basket performance equals the weighted average of the percentage change (which may be positive or negative) in the value of the Basket Components between the initial valuation date and the final valuation date, inclusive. The basket performance will be calculated as follows:

where,

C(i) Final = Reference Price of each Basket Component C(i) on the final valuation date

C(i) Initial = Reference Price of each Basket Component C(i) on the initial valuation date

W(i) = Weighting of each Basket Component C(i)

The method of determination for the Reference Price for each Basket Component is specified under “– Reference Prices” below. The method may be adjusted by the calculation agent upon the occurrence of certain extraordinary events as set forth under “– Adjustments to the Basket and Reference Price” below.

Maturity Date

If the maturity date stated on the cover of this pricing supplement is not a business day, in that case the maturity date will be the next following business day. If the third business day before this applicable day does not qualify as the final valuation date referred to below, then the maturity date will be the third business day following the final valuation date. The calculation agent may postpone the final valuation date – and therefore the maturity date – if a market disruption event occurs or is continuing on a day that would otherwise be the final valuation date. We describe market disruption events under “– Market Disruption Event” below.

In the event that payment at maturity is deferred beyond the stated maturity date, penalty interest will not accrue or be payable with respect to that deferred payment.

Final Valuation Date

The final valuation date will be the final valuation date stated on the cover of this pricing supplement, unless the calculation agent determines that a market disruption event occurs or is continuing on that day. In that event, the final valuation date will be the first following business day on which the calculation agent determines that a market disruption event does not occur and is not continuing. In no event, however, will the final valuation date for the Notes be postponed by more than five business days.

Reference Prices

The reference price for each Basket Component (the “Reference Price”) will be determined as described below:

•	Copper – The official cash settlement price per ton of Copper-Grade A on the LME, stated in U.S. dollars, as determined by the LME and displayed on Bloomberg as LOCADY or on Reuters as MCU0.
•	Nickel – The official cash settlement price per ton of Primary Nickel on the LME, stated in U.S. dollars, as determined by the LME and displayed on Bloomberg as LOSNDY or on Reuters as MNI0.
•	Zinc – The official cash settlement price per ton of Special High Grade Zinc on the LME, stated in U.S. dollars, as determined by the LME and displayed on Bloomberg as LOZSDY or on Reuters as MZN0.
•	Aluminum – The official cash settlement price per ton of High Grade Primary Aluminum on the LME, stated in U.S. dollars, as determined by the LME and displayed on Bloomberg as LOAHDY or on Reuters as MAL0.
•	Brent Crude Oil – The closing settlement price per barrel of Brent Blend Crude Oil on the IPE of the futures contract in respect of the first nearby month, stated in U.S. dollars, as made public by the IPE and displayed on Bloomberg as CO1 or on Reuters as LCOc1.
•	Natural Gas – The closing settlement price per MMBTU of Natural Gas on the NYMEX of the Henry Hub Natural Gas futures contract in respect of the first nearby month, stated in U.S. dollars, as made public by the NYMEX and displayed on Bloomberg as NG1 or on Reuters as NGc1.
•	The S&P 500® Index – the closing value of the S&P 500® Index as determined by its sponsor and displayed on Bloomberg as SPX or on Reuters as GSPC.
•	The Dow Jones EUROSTOXX 50SM Index – the closing value of the Dow Jones EUROSTOXX 50SM Index as determined by its sponsor and displayed on Bloomberg as SX5E or on Reuters as STOXX50E.
•	FTSETM 100 Index – the closing value of the FTSETM 100 Index as determined by its sponsor and displayed on Bloomberg as UKX or on Reuters as FTSE.
•	Nikkei 225™ Index – the closing value of the Nikkei 225™ Index as determined by its sponsor and displayed on Bloomberg as NKY or on Reuters as N22S.

Reference Prices on the Initial Valuation Date

Brent Crude
	Copper	Nickel	Zinc	Aluminum	Oil

	$/ton	$/ton	$/ton	$/ton	$/barrel
C(i) Initial

			Dow Jones	FTSE™	Nikkei
	Natural	S&P 500®	EUROSTOXX	100	225™
	Gas	Index	50SM Index	Index	Index

	$/MMBTU	USD	USD	GBP	JPY
C(i) Initial

Adjustments to the Basket and Reference Prices

Basket Commodities

The composition of the basket and/or the method of determining the Reference Price for a Basket Commodity may be adjusted from time to time by the calculation agent, in its sole discretion, as follows:

•	In the event that an official cash settlement price is not available for a Basket Commodity for whatever reason, including any discontinuance of trading in the relevant contract by the LME or NYMEX, then the calculation agent may take such action, including adjustments to the basket or to the method of determining such Reference Price as it deems appropriate. By way of example, and without limitation, if a contract which serves as the basis for determining the Reference Price of a particular Basket Commodity is discontinued by the exchange on which it traded, the calculation agent may determine such Reference Price for that Basket Commodity by reference to another contract for the Basket Commodity traded on another exchange or to its bid for the Basket Commodity for delivery on the final valuation date.
•	In the event that the method for determining the Reference Price of any Basket Commodity is changed in a material respect by the LME or NYMEX, the calculation agent may take such action, including adjustments to the basket or to the method of determining the relevant Reference Price of that Basket Commodity, as it deems appropriate. Although we are not aware of any planned modification of the terms of any contract, no assurance can be given that such modifications will not occur prior to the stated maturity date.

No adjustment will be made unless the calculation agent determines, in its sole discretion, that such adjustment is appropriate to maintain the validity of the Reference Price as an economic benchmark for the affected Basket Commodity. Such adjustments, if any, may be made by the calculation agent at any time, or from time to time, on or prior to the stated maturity date. No adjustment will be made other than in accordance with the above. See “Risk Factors” in this pricing supplement for a description of certain conflicts of interest which may arise with respect to the calculation agent.

Discontinuance or Modification of an Index

If an Index Sponsor discontinues publication of an Index and such Index Sponsor or anyone else publishes a substitute index that the calculation agent determines is comparable to the relevant Index, then the calculation agent will determine the amount payable at maturity by reference to that substitute index. We refer to any substitute index approved by the calculation agent as a successor index.

If the calculation agent determines that the publication of a Basket Index is discontinued and there is no successor index or the successor index is not available to us or the calculation agent, the calculation agent will determine the amount payable by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate such Basket Index.

If the calculation agent determines that the Basket Index or the method of calculating an Index is changed at any time in any material respect, then the calculation agent will be permitted (but not required) to make such adjustments to such Basket Index or the method of its calculation as it believes are appropriate to ensure that the value of the Basket Index used on the final valuation date is equitable.

All determinations and adjustments to be made by the calculation agent with respect to the Basket Indices may be made by the calculation agent in its sole discretion. See “Risk Factors” in this pricing supplement for a discussion of certain conflicts of interest which may arise with respect to the calculation agent.

Market Disruption Event

As described under “– Payment at Maturity” above, the calculation agent will calculate the basket return on the final valuation date. As described above, the final valuation date may be postponed and thus the calculation of the basket return may be postponed if the calculation agent determines that, on the final valuation date, a market disruption event has occurred or is continuing. If such a postponement occurs, the calculation agent will use the Reference Prices on the first business day on which no market disruption event occurs or is continuing. In no event, however, will the calculation of the basket return be postponed by more than five business days.

If the calculation of the basket return is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the date on which the basket return will be calculated by the calculation agent. In such an event, the calculation agent will make a good faith estimate in its sole discretion of the basket return that would have prevailed in the absence of the market disruption event.

Basket Commodities

Any of the following in connection with a Basket Commodity will be a market disruption event:

•	The failure of the LME or NYMEX to announce or publish the Reference Price for a Basket Commodity or the temporary or permanent discontinuance or unavailability of the price source;
•	The material suspension of trading in any exchange traded futures contracts that are used by the calculation agent to determine a Reference Price;
•	The failure of trading to commence, or the permanent discontinuation of trading (but not a mere decision to permanently discontinue trading), in the relevant option or futures contract on the LME or NYMEX or the discontinuation of trading in the relevant Basket Commodity;
•	A suspension, absence or material limitation imposed on trading in the futures and forward contract for the relevant Basket Commodity on the LME or NYMEX or in any additional futures contract or options contract;

or, in any other event, the calculation agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge with respect to the Notes that we or our affiliates have effected or may effect as described below under “Use of Proceeds and Hedging” in this pricing supplement.

The following event will not be market disruption events with respect to any Basket Commodity:

•	a limitation on the hours or numbers of days of trading on the LME or NYMEX that results from an announced change in the regular business hours of the LME or NYMEX; or
•	a decision to permanently discontinue trading (without any implementation of such decision) in the option or futures contracts relating to any Basket Commodity on the LME or NYMEX (see “– Adjustments to the Basket and Reference Price” above).

The Basket Indices

Any of the following in connection with a Basket Index will be a market disruption event:

•	A suspension, absence or material limitation of trading in stocks constituting 20% or more, by weight, of such Basket Indices on their respective markets, in each case for more than two hours of trading in one day or during the one-half hour before the close of trading in that market;

•	A suspension, absence or material limitation of trading in options or futures contracts relating to such Basket Index constituting 20% or more, by weight, of such Basket Index on its respective market, in each case for more than two hours of trading in one day or during the one-half hour before the close of trading in that market;
•	A material change in the formula for or the method of calculating the Reference Price of a Basket Index;
•	A material change in the content, composition or constitution of a Basket Index; or
•	The Reference Price for such Basket Index is not published

or, in any other event, the calculation agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge with respect to the Notes or that we or our affiliates have effected or my effect as described below under “Use of Proceeds and Hedging” in this pricing supplement.

The following events will not be market disruption events with respect to any Basket Index:

•	a limitation on the hours or number of days of trading that results from an announced change in the regular business hours of the relavant market; or
•	a decision to permanently to discontinue trading in the option or futures contracts relating to such Basket Index or any stock included on such Basket Index.

For purposes of this section, an “absence of trading” on an exchange or market will not include any time when the relevant exchange or market is itself closed for trading under ordinary circumstances.

Default Amount on Acceleration

If an event of default occurs and the maturity of the Notes is accelerated, we will pay the default amount in respect of the principal of the Notes at maturity. We describe the default amount below under “– Default Amount”.

For the purpose of determining whether the holders of our medium-term notes, of which the Notes are a part, are entitled to take any action under the indenture, we will treat the stated principal amount of each Note outstanding as the principal amount of that Note. Although the terms of the Notes may differ from those of the other medium-term notes, holders of specified percentages in principal amount of all medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the medium-term notes, including the Notes. This action may involve changing some of the terms that apply to the medium-term notes, accelerating the maturity of the medium-term notes after a default or waiving some of our obligations under the indenture. We discuss these matters in the attached prospectus under “Description of Debt Securities – Modification and Waiver” and “– Senior Events of Default; Subordinated Events of Default and Defaults; Limitations of Remedies”.

Default Amount

The default amount for the Notes on any day will be an amount, determined by the calculation agent in its sole discretion, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the Notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the Notes. That cost will equal:

•	the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus
•	the reasonable expenses, including reasonable attorneys’ fees, incurred by the holders of the Notes in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for the Notes, which we describe below, the holders of the Notes and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest – or, if there is only one, the only – quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

•	no quotation of the kind referred to above is obtained, or
•	every quotation of that kind obtained is objected to within five business days after the due date as described above.

If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two business day objection period have not ended before the final valuation date, then the default amount will equal the principal amount of the Notes.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America or Europe, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

•	A-1 or higher by Standard & Poor’s, a division of the McGraw Hill Companies, Inc., or any successor, or any other comparable rating then used by that rating agency, or
•	P-1 or higher by Moody’s Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

Manner of Payment and Delivery

Any payment on or delivery of the Notes at maturity will be made to accounts designated by you and approved by us, or at the office of the trustee in New York City, but only when the Notes are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Business Day

When we refer to a business day with respect to the Notes, we mean a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in London or New York City generally are authorized or obligated by law, regulation or executive order to close.

Role of Calculation Agent

Initially, Barclays Bank PLC will serve as the calculation agent. We may change the calculation agent after the original issue date of the Notes without notice. The calculation agent will make all determinations regarding the Reference Price of the Basket Components, market disruption events, business days, the default amount, the basket performance, the basket return and the amount payable in respect of your Notes at maturity. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent. You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations by the calculation agent.

USE OF PROCEEDS AND HEDGING

We will use the net proceeds we receive from the sale of the Notes for the purposes we describe in the attached prospectus supplement under “Use of Proceeds.” We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the Notes as described below. In particular, we may:

•	acquire or dispose of long or short positions in listed or over-the-counter options, futures, exchange-traded funds or other instruments based on the value of the Basket Commodities,
•	acquire or dispose of long or short positions in listed or over-the-counter options, futures, or exchange-traded funds or other instruments based on the level of other commodities,
•	acquire or dispose of long or short positions in listed or over-the-counter options, futures or other instruments linked to a Basket Index or stocks included on the Basket Indices,
•	acquire or dispose of long or short positions in the stocks included on the Basket Indices,
•	acquire or dispose of long or short positions in listed or over-the-counter options, futures or other in instruments designed to track the performance of the Basket Indices, or
•	any combination of the above.

We or our affiliates may acquire a long or short position in securities similar to the Notes from time to time and may, in our or their sole discretion, hold or resell those securities.

We or our affiliates may close out our or their hedge on or before the final valuation date. That step may involve sales or purchases of Basket Commodities, listed or over-the-counter options or futures or forwards on Basket Commodities or listed or over-the-counter options, futures, forwards, exchange-traded funds or other instruments designed to track the performance of the Basket Commodities or other components of the commodities market. These steps also may involve sales or purchases of some or all of the stocks included on the Basket Indices, or listed or over-the-counter options, futures or other instruments linked to the Basket Indices or stocks included on the Basket Indices.

The hedging activity discussed above may adversely affect the market value of the Notes from time to time. See “Risk Factors” in this pricing supplement for a discussion of these adverse effects.

CAPITALIZATION OF BARCLAYS BANK PLC

The following table sets out our authorised and issued share capital and our total shareholders’ equity, indebtedness and contingent liabilities as at 30th June 2005. The information has been prepared in accordance with International Financial Reporting Standards (IFRS).

As at 30th
June, 2005

‘000
Share capital of Barclays Bank PLC
Authorised ordinary share capital – shares of £1 each	3,000,000
Authorised preference share capital – shares of £100 each	400
Authorised preference share capital – shares of £1 each	1
Authorised preference share capital – shares of U.S.$100 each	400
Authorised preference share capital – shares of U.S.$0.25 each	80,000
Authorised preference share capital – shares of €100 each	400
Ordinary shares – issued and fully paid shares of £1 each	2,311,361
Preference shares – issued and fully paid shares of £100 each	75
Preference shares – issued and fully paid shares of £1 each	1
Preference shares – issued and fully paid shares of U.S.$100 each	100
Preference shares – issued and fully paid shares of U.S.$0.25 each	—
Preference shares – issued and fully paid shares of €100 each	240
Group total shareholders’ equity	£ million
Called up share capital	2,341
Share premium	8,786
Available for sale reserve	374
Cash flow hedging reserve	328
Other shareholders’ funds	2,551
Translation reserve	(35)
Retained earnings	7,479

Shareholders’ equity (excluding minority interests)	21,824
Minority interests	200

Total shareholders’ equity	22,024

Group indebtedness
Subordinated liablities
Undated loan capital – non-convertible	4,366
Dated loan capital – convertible to preference shares	13
Dated loan capital – non-convertible	6,930
Debt securities in issue	93,328

Total indebtedness	104,637

Total capitalisation and indebtedness	126,661

Group contingent liabilities
Acceptances and endorsements	271
Assets pledged as collateral security	35,703
Other contingent liabilities	8,503

Total contingent liabilities	44,477

SUPPLEMENTAL TAX CONSIDERATIONS

The following is a general description of certain United States tax considerations relating to the Notes. It does not purport to be a complete analysis of all tax considerations relating to the Notes. Prospective purchasers of the Notes should consult their tax advisers as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of the United Kingdom and the United States of acquiring, holding and disposing of the Notes and receiving payments of interest, principal and/or other amounts under the Notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

Supplemental U.S. Tax Considerations

The following section supplements the discussion of United States federal income taxation in the accompanying prospectus. The following section is the opinion of Sullivan & Cromwell LLP, counsel to Barclays Bank PLC. It applies to you only if you are a U.S. Holder (as defined below), you acquire your Note in the offering at the offering price and you hold your Note as a capital asset for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;
•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;
•	a bank;
•	a life insurance company;
•	a tax-exempt organization;
•	a partnership or other pass-through entity;
•	a person that owns a note as a hedge or that is hedged against interest rate risks;
•	a person that owns a note as part of a straddle or conversion transaction for tax purposes; or
•	a U.S. holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

This section is based on the United States Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the United States federal income tax and other tax consequences of your investment in the Notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

This section describes the tax consequences to a U.S. holder. You are a U.S. holder if you are a beneficial owner of a Note and you are for United States federal income tax purposes:

•	a citizen or resident of the United States;
•	a domestic corporation;
•	an estate whose income is subject to United States federal income tax regardless of its source; or
•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If you are not a U.S. holder, this section does not apply to you.

Your Note will be treated as a debt instrument subject to special rules governing contingent payment obligations for United States federal income tax purposes (the “Contingent Debt Rules”). The terms of your Note require you and us (in the absence of an administrative determination or a judicial ruling to the contrary) to treat your Note for all tax purposes as a debt instrument subject to the Contingent Debt Rules. By purchasing your Notes, you agree to these terms.

Under the Contingent Debt Rules, even though we will only make interest payments on the Note at maturity, you will be required to take into income an amount of interest for each accrual period determined by constructing a projected payment schedule for your Note and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a noncontingent fixed-rate debt instrument with terms and conditions similar to your Note (the “comparable yield”) and then determining as of the issue date a payment schedule that would produce the comparable yield. These rules will generally have the effect of requiring you to include amounts in income in respect of your Note prior to your receipt of cash attributable to such income.

We have determined that the comparable yield is % per annum, compounded annually. We have also determined that the projected payment for the Notes, per $1,000 of principal amount, at the maturity date is $              , or $              for each Note (which includes the stated principal amount of the Note as well as the final projected payment). You are required to use the comparable yield and projected payment schedule that we compute in determining your interest accruals in respect of your Note, unless you timely disclose and justify on your federal income tax return the use of a different comparable yield and projected payment schedule.

The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of your Note, and we make no representation regarding the amount of contingent payments with respect to your Note.

You will recognize gain or loss upon the sale, exchange, redemption or maturity of your Note in an amount equal to the difference, if any, between the fair market value of the amount you receive at such time and your adjusted basis in your Note. In general, your adjusted basis in your note will equal the amount you paid for your Note, increased by the amount of interest you previously accrued with respect to your Note in accordance with the comparable yield.

Any gain you recognize upon the sale, exchange, redemption or maturity of your Note will be ordinary interest income. Any loss you recognize at such time will be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your note, and thereafter, capital loss.

Backup Withholding and Information Reporting

Please see the discussion “Tax Considerations – United States Taxation – U.S. Holders – Backup Withholding and Information Reporting” in the accompanying prospectus supplement for a description of the applicability of the backup withholding and information reporting rules to payments made on your Note.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We expect that delivery of the Notes will be made against payment on or about August 26, 2005, which will be the fifth business day following the date of this pricing supplement (such settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the U.S. Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of this pricing supplement will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

$
BARCLAYS BANK PLC
105% PRINCIPAL PROTECTED NOTES DUE                     , 2010
LINKED TO THE PERFORMANCE OF A BASKET OF
EQUITY INDICES AND COMMODITIES

PRICING SUPPLEMENT

               , 2005
(TO PROSPECTUS DATED JULY 1, 2002 AND
PROSPECTUS SUPPLEMENT DATED SEPTEMBER 17, 2004)

____________________

Barclays Capital